ZIONS BANCORPORATION

August 18, 2011

Ms. Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Zions Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011
File No. 1-12307

Dear Ms. Hunsaker:

The following responds to your letter dated July 19, 2011 regarding your review of the above-referenced filings. We have keyed our responses to your comments, which are repeated below, (where applicable, bullets from the original comments have been replaced, in the same order, with small letters):

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Commercial Real Estate Loans, page 65

1.
We note your response to prior comment six in our letter dated April 29, 2011 and that loans extended at the same rate with a strong guarantor to support the loan are not considered a troubled debt restructuring (TDR). In addition, we note that on an annual basis you will perform evaluations of the financial strength of the guarantor. Please address the following:

•
Tell us whether you believe you have granted a concession when you extend a loan at the original contractual rate. In this regard, explain whether you give any consideration to whether the borrower (who is experiencing some level of financial stress) would qualify for these same loan terms if they were to apply for new financing under your current underwriting guidelines; and

•	Tell us and revise future filings to disclose whether you obtain and consider updated financial information for the guarantor as part of your determination to extend a loan.

Management Response:

a.
When we modify a loan, we give consideration to whether the borrower is in financial difficulty and whether a concession has been granted. In determining if an interest rate concession has been granted, we consider whether the interest rate on the modified loan is equivalent to current market rates (including a premium for risk) for new debt with similar risk characteristics. If the rate in the modification is less than current market rates, we generally conclude that we have granted a concession. However, if additional collateral is obtained or if a strong guarantor exists who is believed to be willing and able to support the loan on an extended basis, we also consider the nature and amount of the additional collateral and guarantees in the ultimate determination of whether a concession has been granted.

b.
We obtain and consider updated financial information for the guarantor as part of our determination to extend a loan. The quality and frequency of financial reporting collected and analyzed varies depending on the contractual requirements for reporting, the size of the transaction, the strength of the guarantor, willingness to work with us, etc.

We updated page 79 in the MD&A of our June 30, 2011 Form 10-Q to incorporate the additional information and clarification noted previously.

2.	We note your response to prior comment six in our letter dated April 29, 2011. Please address the following:

•	Revise future filings to segregate the adjustments made to the FDIC indemnification asset in your roll-forward by the following:

–	Changes due to increase in cash flows of FDIC-supported loans;

–     Changes due to decrease in cash flows of FDIC-supported loans;

–     Cash collected from the FDIC; and

–	Accretion of the discount applied to the FDIC indemnification asset for the timing of the cash flows.

•
Tell us and revise your future filings to be more specific with respect to how and when adjustments to the indemnification asset are recognized. For example, when cash flow estimates are adjusted upward, explain whether you are accreting those adjustments over the life of the related FDIC-supported loans or taking the charge to reduce the indemnification asset in the period identified.

•
Tell us and revise to disclose in future filings when a claim can be submitted to the FDIC, the average amount of time between when the claim is submitted and receipt of cash, and when you remove that amount from the indemnification asset, upon collection of the cash or when the claim is submitted.

•
In an effort to present clear and transparent disclosures, consider revising your allowance for credit losses roll-forward to present a separate line item ‘provision for loan losses for FDIC-supported loans’ and combine the line items ‘Change in allowance as a result of FDIC indemnification’ and ‘Net charge-offs recoverable from FDIC’.

Management Response:

a.	The following schedule provides additional information regarding the changes in the FDIC indemnification asset (“IA”):

			Six Months
	Three Months Ended		Ended
(In thousands)	June 30,	March 31,	June 30,
	2011	2011	2011

Balance at beginning of period	$172,170	$195,516	$195,516

Amounts filed with the FDIC and collected
or in process	(6,404)	(6,507)	(12,911)

Net change in asset balance due to reestimation
of projected cash flows:
Decrease in IA due to increases in
estimated cash flows	(17,352)	(18,511)	(35,863)
Increase in IA due to decreases in
estimated cash flows	2,143	1,672	3,815
Subtotal	(15,209)	(16,839)	(32,048)
Balance at end of period	$150,557	$172,170	$150,557

The line item in our current IA rollforward schedule, “net change in asset balance due to reestimation of projected cash flows” included in Note 5 on page 29 of our June 30, 2011 Form 10-Q, was further segregated in the preceding schedule to show the:

(1)	decrease in IA due to increases in estimated cash flows (reflecting lower future claims to the FDIC than previously expected); and
(2)	increase in IA due to decreases in estimated cash flows (reflecting higher future claims to the FDIC than previously expected).

The amount of cash collected from the FDIC has always been separately presented as “amounts filed with the FDIC and collected or in process.”

The amount of the accretion of the discount applied to the FDIC indemnification asset for the timing of cash flows is not presented separately in the preceding table due to immateriality and diminishing relevance. The accretion of this amount is included with the decrease in IA due to increases in estimated cash flows. The amount of this discount originally estimated at Day One for all three acquisitions in 2009 was approximately $8 million.

The additional amounts shown in the preceding table for the increase in IA due to decreases in estimated cash flows are not considered material. Accordingly, we will continue to maintain our current disclosure of the IA rollforward.

b.	For FDIC-supported loans, any change to the IA is taken immediately in the quarter the change in estimated cash flows is determined.

We will modify our footnote language in future filings to make clearer the immediate recognition of any change to the IA.

c.
Our analysis as of June 30, 2011 based on the last several months’ experience has found that the FDIC has paid loss share claims between 22 to 60 days from the date the Quarterly Certificates were submitted. These Quarterly Certificates are submitted once a quarter, within 30 days from quarter-end. The average time to receive payments has been approximately 37 days.

Rather than disclose the specific numbers of days, we disclosed in Note 5 in the June 30, 2011 Form 10-Q, in a footnote to the IA rollforward schedule, that one loan was removed from loss sharing during the second quarter of 2010 resulting in a decrease in the IA of $1.7 million. All claims submitted to the FDIC have been reimbursed in a timely manner. Amounts are removed from the balance of the IA at the time of charge-off when the claim is submitted to the FDIC. The amounts are transferred to a short-term “due from FDIC” receivable until they are collected. Similar to the IA, this short-term receivable is included in other assets in the balance sheet.

d.
Our current disclosure of the impact of the FDIC indemnification on the ALLL is consistent with GAAP and SEC guidance for disclosures of the impact of regulatory-assisted acquisitions. These are prescribed in ASC 805-20-40-3, ASC 805-20-25-(27-28), and ASC 942-10-S99-(5-6). We believe the current disclosure of the ALLL rollforward allows users to compare the total provision for loan losses to the core statement of income. Furthermore, the current disclosure provides a transparent method to fully assess the credit impacts of the FDIC assistance on the ALLL, as required by ASC 942-10-S99-(5-6) (SAB Topic 11N and EITF 88-19). Based on our evaluation of these standards, we will continue to maintain our current disclosure.

Note 8. Derivative Instruments and Hedging activities, page 123

Total Return Swap, page 126

3.	We note your responses to prior comments 19 – 21 in our letter dated April 29, 2011. Please provide us with the following additional information with respect to this transaction:

•
Please clarify the specific terms of the first interest rate swap and compare them to the terms of the total return swap. For example, clarify whether the variable rate paid by DB under the total return swap is the same variable rate paid to DB under the first interest rate swap and tell us the fixed rate paid by DB under the first interest rate swap;

•
If the terms of the variable legs of the total return swap and first interest rate swap are not the same, please tell us how you factored this into your valuation given that the amounts could fluctuate beyond the one-year anniversary date of the contract; and

•
Tell us whether you elected to cancel the contract upon the first anniversary date and if not, how you are currently valuing the instrument given that a market participant could presumably cancel the contract at any time. In other words, clarify whether you are still valuing the instrument based on the net cash flows expected to be exchanged over a one-year period.

Management Response:

a.
The structure (we refer to the whole arrangement as a TRS) consists of Zions paying a fixed guarantee fee to DB and DB paying all contractual CDO interest and principal. Operationally, this occurs by DB providing timely payment of all scheduled payments of interest and principal when contractually due to Zions and Zions paying the fixed guarantee fee to DB. The variable rate LIBOR which DB pays Zions because it is a component of the contractual CDO interest is offset by the same variable rate LIBOR which Zions pays DB under the first interest rate swap, leaving no variability on a net basis.

This can be illustrated by adding back the offsetting LIBOR payments shown in italics below to the chart provided on page 26 of our May 27, 2011 comment letter response.

Credit component (weighted average amounts)		Rate	Description
Zions pays DB		6.97%	Guarantee fee
DB pays Zions	Relevant LIBOR +	1.45%	Trust preferred coupon spread
Net Zions payment		5.52%

Interest component (weighted average amounts)
Zions pays DB	Relevant LIBOR +	0.00%
DB pays Zions		3.62%	Fixed swap rate
Net Zions payment		1.90%	“Net” guarantee fee

b.	The variable legs of the two components, which offset each other, differ only by the fixed coupon spread, leaving no source of fluctuation.

c.
We did not elect to cancel the contract at the first anniversary date of July 28, 2011. As disclosed in our previous filings, we can now cancel the TRS on a quarterly basis with the next cancellation date at October 28, 2011. At June 30, 2011, we valued the TRS based on the remaining first-year fees that would have been incurred prior to the July 28, 2011 cancellation date. Subsequent quarterly valuations of the TRS are expected to approximate the remaining fees that would be incurred prior to cancellation.

  We modified the wording in the Total Return Swap section of Note 6 in our June 30, 2011 Form 10-Q to reflect as necessary the preceding information.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Notes to Consolidated Financial Statements, page 7

Note 5. Loans and Allowance for Credit Losses, page 13

4.
We note your response to prior comment nine in our letter dated April 29, 2011 and that you agreed to present comparative disclosures of credit information when available. In addition, we note your past due loans, loans by credit quality indicators, and impaired loans tabular disclosures beginning on page 18 do not have comparative disclosures even though these disclosures were presented in your 2010 Form 10-K beginning on page 117. Please consider providing these comparative December 31, 2010 disclosures in your future interim filings.

Management Response:

We presented in Note 5 of the Notes to the Consolidated Financial Statements in our June 30, 2011 Form 10-Q comparative December 31, 2010 information for the tabular disclosures of nonaccrual loans, past due loans, loans by credit quality indicators, and impaired loans.

Credit Quality Indicators, page 19

5.
We note that you use performance-based loan grades for loans with commitments less than $500,000 and probability-of-default grades for commercial and commercial real estate loans with commitments equal to or greater than $500,000 for purposes of internally risk grading your loan portfolio. We also note that your internal risk grades are mapped to the pass, special mention, substandard, doubtful, and loss risk classification categories. Please address the following:

•
Revise your disclosure in future filings to more clearly explain how your internal performance-based grades are mapped to the regulatory risk classifications (i.e., pass, special mention, substandard, doubtful, and loss);

•
Tell us and revise your future filings to disclose what credit quality indicator(s) you use for commitments equal or greater than $500,000 that are not commercial or commercial real estate loans. If the credit quality indicator(s) for these loans are different from those disclosed in your filings revise your disclosure in future filings accordingly; and

•
Tell us and revise future filings to discuss the date or range of dates in which you update credit quality information like your default grades for your loan portfolio. Your response should include your policy on how frequent you update this information from origination of the loan through the current period.

Management Response:

a.	Our internal performance-based risk grades are consistent with published definitions of regulatory risk classifications.

b.
For all loans that are not commercial or commercial real estate loans (i.e., consumer loans), we generally assign internal risk grades similar to the credit quality indicators disclosed in our filings based on payment performance. These are generally assigned with either a Pass or Substandard grade.

c.
We review our credit quality information such as risk grades at least quarterly for non-Pass grade loans, and at least semiannually for Pass grade loans, or as soon as we identify information that might warrant an upgrade or downgrade. Risk grades are then updated as necessary.

We revised the Credit Quality Indicators section in Note 5 of the Notes to the Consolidated Financial Statements of our June 30, 2011 Form 10-Q and incorporated the additional information or clarification noted previously.

Impaired Loans, page 20

6.
We note your disclosure on page 20 that loans are considered impaired when it is probable that you will be unable to collect all amounts due in accordance with contractual terms of the loan agreement. Please revise future filings to disclose the specific factors you consider in determining that a loan is impaired (ASC 310-10-50-15(e)).

Management Response:

As described on page 20 of our March 31, 2011 Form 10-Q, loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement, including scheduled interest payments. Our consideration of impairment also incorporates the same determining factors that we use for nonaccrual loans. If a nonaccrual loan has a balance greater than $500,000 or if a loan is a TDR, we consider the loan to be impaired and estimate a specific reserve for the loan according to ASC 310. Additional factors we consider in determining whether a loan should be on nonaccrual include delinquency status, collateral value, borrower or guarantor financial statement information, bankruptcy status, and other information that would indicate that the full and timely collection of interest and principal is uncertain.

We revised the Nonaccrual and Past Due Loans and the Impaired Loans sections in Note 5 of the Notes to the Consolidated Financial Statements of our June 30, 2011 Form 10-Q and incorporated the additional information or clarification noted previously.

Purchased Loans, page 22

7.
We note your response to prior comment 17 in our letter dated April 29, 2011 and your disclosure on page 23 that another $23.4 million was reclassified from nonaccretable difference to accretable yield during the first quarter of 2011. Please tell us how you determined the acquisition date fair value and the number of loan pools you established for the commercial real estate loans associated with Vineyard Bank acquisition. In addition, tell us the amount of ALLL established for these loan pools as of March 31, 2011 and if the first quarter nonaccretable difference reclassification relates to the Vineyard Bank acquisition as well. Lastly, please revise disclosures in future interim and annual filings to discuss the primary drivers behind such reclassifications from nonaccretable yield during all periods presented.

Management Response:

The acquisition date fair values for loans included in the Vineyard Bank acquisition were determined with the assistance of an independent accounting and consulting firm. Loans were grouped into categories based on similar risk characteristics and repricing terms. Market rates for comparable asset classes and remaining terms were obtained and used as discount rates. Probabilities of default and loss-given-default were estimated for the various loan categories based on analyses of samples of the acquired loans in order to calculate expected total credit losses. At the time of acquisition, market prices for commercial real estate in Southern California were falling, many local banks that provided commercial real estate lending were failing, and the economic outlook was bleak.

The Company has 16 pools for commercial real estate (“CRE”) loans in the Vineyard Bank portfolio. At the time of acquisition, all loan classes were accounted for in two loan pools. Our May 27, 2011 comment letter response disclosed that during the second quarter of 2010, we reviewed the reporting and accounting for the acquired loans. As a result of this review, we determined that while the loans were being properly accounted for in all material respects, the initial configuration of the loans pools should be corrected to reflect more accurately the loans’ common risk characteristics. The existing loan pools were expanded in number and reconfigured into new pools that incorporated loan size, type, exposure, etc. The accounting impact of this reconfiguration was not material to the financial statements as determined by our SAB 99 analysis. This process culminated in the designation of the 16 Vineyard CRE loan pools. The ALLL for the Vineyard CRE loans was $0.9 million at March 31, 2011. This ALLL related to only 2 of the 16 loan pools.

The reclassification of $23.4 million from nonaccretable difference to accretable yield in the first quarter of 2011 included (1) $15.2 million for the 16 Vineyard CRE loan pools, (2) $6.2 million for the other Vineyard loan pools, and (3) $2.0 million for loan pools from the Alliance Bank acquisition also by our California Bank & Trust subsidiary. The ALLL at March 31, 2011 for the Vineyard portion of the reclassification was $2.9 million (including the $0.9 million previously disclosed for the Vineyard CRE loans). The remaining ALLL at March 31, 2011 consisted of $23.5 million for the Alliance loan pools and $0.7 million for loans acquired by our Nevada State Bank subsidiary.

This reclassification and the reclassifications that occurred in 2010 were due to increases in cash flows of the acquired loan pools. Although the economy and commercial real estate prices in Southern California have not returned to pre-crisis levels, the improvements in the economy have begun to manifest themselves in the borrowers’ ability to repay their loans. At the time of acquisition of these loans, the expected cash flows estimated from the valuations were based on a lower economic outlook and a lower performance expectation of the acquired loans.

Additionally, the Company has assigned highly talented loan workout professionals to these loans and they have worked diligently to resolve problem loans so that the maximum amounts possible, up to the full contractual amounts, are paid to the Company. The efforts of these professionals and the aforementioned economic improvements have resulted in higher than initially expected cash flows for the acquired loans and the initial balances of the loans. These improvements have resulted in the balance reclassification from nonaccretable difference to accretable yield.

On page 28 of our June 30, 2011 Form 10-Q, we have updated our disclosure to discuss for all periods presented the primary driver for the reclassification of nonaccretable difference to accretable yield.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Credit Risk Management, page 63

8.
We note your disclosure on page 65 that $611 million loans in your loan portfolio are guaranteed by various lending programs sponsored by U.S. government agencies including the Small Business Administration. Please tell us whether you have experienced any increases in denials of claims from these U.S. government agencies on these types of loans.

Management Response:

We have not recently experienced any increases in denials of claims on loans guaranteed by various lending programs sponsored by U.S. government agencies, including the Small Business Administration.

Consumer Loans, page 68

9.
We note from your disclosure on page 68 that approximately 45% of your home equity credit line portfolio is secured by first deeds of trusts. In addition, we note that 15% of the outstanding balance of this portfolio was estimated to have loan-to-value ratios above 100%. Please respond to the following:

•
Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, tell us the results of that data and consider providing disclosure of this information in future filings.

•
Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

•	Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.

•	Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide data on when the loans convert to amortizing.

•	Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Management Response:

We have not expended the resources to track separately our experience with loans based on home equity credit lines (“HECL”) because the amounts have not been significant compared to our overall loan portfolio.

a.
We do not regularly track potential defaults on prior lien loans because we are not always able to identify systemically the prior lien ahead of our junior lien home equity credit line. This is due to systematic challenges and unavailable data from credit bureaus, who report only loan performance and not the specific collateral behind those loans.

We have performed an ad hoc analysis of prior lien performance, including delinquency and loan modifications, and have found no material benefit from regularly tracking this data. Our HECL loan performance is stable and our loss rates have been lower than our peers in the industry.

b.	As mentioned, we have performed an ad hoc analysis of prior lien performance, including delinquency and loan modifications, and have found no material benefit from regularly tracking this data.

c.	We do not regularly track statistics on borrowers who are only paying the minimum amount due on the HECLs, and we do not believe that any available data would be meaningful to stakeholders.

d.	Generally, HECLs have a 10-year draw period with the balance amortizing over the subsequent 20 years; however, some of our loans have a 10-year amortization period after the initial draw period.

e.
We do not track relative default and delinquency performance and we do not believe that any available data would be meaningful to stakeholders. A majority of our HECLs are still in their draw period because they have not existed for more than 10 years, and our experience has found that HECLs generally prepay and close prior to amortization.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responds to the comments in your letter. We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Sincerely,

/s/ Doyle L. Arnold
Doyle L. Arnold
Vice Chairman and Chief Financial Officer